FSD PHARMA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2019 AND
JUNE 30, 2018

Notice to Reader

Under National Instrument 51-102, Part 4, paragraph 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying revised unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these revised unaudited condensed consolidated interim financial statements in accordance with standards established by the CPA Canada for a review of interim financial statements by an entity's auditor.

FSD PHARMA INC.

Condensed Consolidated Statements of Financial Position (unaudited)
(Expressed in Canadian Dollars)

		As at	As at
		June 30	December 31
	Note	2019	2018
ASSETS
Current
Cash and cash equivalents		$9,843,824	$21,134,930
Sales taxes recoverable		1,589,244	982,663
Prepaid and other assets		1,322,643	452,424
Inventory	8	955,048	-
Biological assets	9	229,950	-
Total current assets		13,940,709	22,570,017

Non-current
Other investments	10	20,343,864	18,064,541
Property, plant and equipment	11	12,419,843	12,141,676
Intangible assets	5	24,789,414	-
Total non-current assets		57,553,121	30,206,217

Total assets		$71,493,830	$52,776,234

LIABILITIES
Current
Trade payables	15	$2,399,380	$1,743,806
Current portion of lease liability	12	40,937	-
Convertible notes	5	1,727,484	-
Short term notes	5	195,475	-
Total current liabilities		4,363,276	1,743,806

Non-current
Non-current portion of lease liability	12	182,019	-
Total liabilities		4,545,295	1,743,806

SHAREHOLDERS' EQUITY
Class A share capital	13	201,500	201,500
Class B share capital	13	91,478,775	67,916,302
Warrants	13	6,327,748	4,442,145
Contributed surplus	14	12,231,955	4,977,300
Deficit		(43,291,443)	(26,504,819)
Total shareholders' equity		66,948,535	51,032,428

Total liabilities and shareholders' equity		$71,493,830	$52,776,234
Basis of preparation and going concern assumption (note 2)
Commitments (note 18)
Contingencies (note 19)
Events that occurred subsequent to the reporting period (note 20)

Approved by the Board:

(signed) Raza Bokhari	Director

(signed) Donal Carroll	Director

The accompanying notes form an integral part of these unaudited consolidated interim financial statements

FSD PHARMA INC.

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)

(Expressed in Canadian Dollars)

		Three months ended		Six months ended
		June 30	June 30	June 30	June 30
	Note	2019	2018	2019	2018

Revenue
Rental income		$18,501	$28,340	$37,001	$68,323
Other income		-	1,032	-	1,032
		18,501	29,372	37,001	69,355
Expenses
Advertising and promotion		991,807	3,187	2,058,294	268,510
Consulting fees		752,313	707,599	1,181,869	931,270
Depreciation	11	179,588	-	226,275	56,711
General and administrative		1,512,107	28,021	2,705,794	334,343
Loss on change in fair value of biological assets	9	321,375	-	175,524	-
Insurance		60,584	-	127,065	74,682
Interest expense	12	7,242	-	7,242	-
Listing expense	4, 19	-	7,885,144	-	7,885,144
Occupancy costs		88,104	248,529	776,077	526,508
Production and growing expenses		-	-	37,440	64,727
Professional fees		531,591	573,700	884,858	631,579
Salaries, wages and benefits		916,523	516,032	1,445,927	647,826
Shareholder and public company costs		50,671	-	105,002	10,000
Share based payments	14	5,383,199	1,390,900	5,686,057	2,076,296
		9,803,297	11,349,925	13,359,130	13,239,086

Loss before the undernoted		(9,784,796)	(11,320,553)	(13,322,129)	(13,169,731)

Changes in fair value of investments	10	(4,460,724)	7,500,000	(3,220,677)	7,500,000

Net (loss) and comprehensive (loss) for the period		$(14,245,520)	$(3,820,553)	$(16,542,806)	$(5,669,731)

(Loss) per Class B share:
Basic and diluted	16	$(0.010)	$(0.004)	$(0.012)	$(0.005)

Weighted average number of Class B shares outstanding
Basic and diluted	16	1,408,883,160	1,077,343,360	1,398,100,551	1,077,343,360

The accompanying notes form an integral part of these unaudited consolidated interim financial statements

FSD PHARMA INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in Canadian Dollars)

		Six months ended
		June 30	June 30
	Note	2019	2018

Cash provided by (used in) operating activities
Net comprehensive loss for the period		$(16,542,806)	$(5,669,731)
Adjustments for:
Depreciation	11	277,447	56,711
Listing expense		-	7,885,144
Interest		7,242	-
Share based payments	14	5,686,057	2,076,296
Change in fair value of biological assets	9	175,524	-
Changes in fair value of investments	10	3,220,677	(7,500,000)
Changes in non-cash working capital items:
Sales taxes recoverable		(606,581)	(226,456)
Prepaid and other assets		(844,045)	165,798
Inventory	8	(955,048)	-
Biological assets	9	(405,474)	(152,913)
Trade payables		(1,380,278)	(958,109)
		(11,367,285)	(4,323,260)

Cash provided by (used in) investing activities
Acquisition of net assets of
Prismic Pharmaceuticals, Inc.		2,329	-
Other investments		-	(1,199,991)
Property, plant and equipment	11	(555,614)	(3,242,274)
		(553,285)	(4,442,265)

Cash provided by (used in) financing activities
Proceeds from issuance of shares	13	-	35,730,114
Proceeds from exercise of stock options	14	625,900	-
Proceeds from exercise of warrants		3,564	-
		629,464	35,730,114

(Decrease) increase in cash and cash equivalents		(11,291,106)	26,964,589

Cash and cash equivalents, beginning of the period		21,134,930	4,739,988

Cash and cash equivalents, end of the period		$9,843,824	$31,704,577

FSD PHARMA INC.

Condensed Consolidated Interim Statements of Changes in Equity (unaudited)

(Expressed in Canadian Dollars)

		Class A shares		Class B shares		Warrants		Contributed
	Note	Shares	Amounts	Shares	Amounts	Number	Amounts	surplus	Deficit	Total

Balances, December 31, 2017		15,000	$201,500	762,764,138	$12,794,962	71,354,219	$2,116,900	$1,495,600	$(4,195,264)	$12,413,698
Shares issued	13	-	-	556,836,368	51,391,206	-	-	-	-	51,391,206
Share issuance costs		-	-	-	(6,584,064)	-	-	-	-	(6,584,064)
Warrant valuations		-	-	-	-	40,888,238	5,703,006	-	-	5,703,006
Share based payments	14	-	-	-	-	-	-	2,102,021	-	2,102,021
Net comprehensive loss for the period		-	-	-	-	-	-	-	(5,669,731)	(5,669,731)

Balances, June 30, 2018		15,000	$201,500	1,319,600,506	$57,602,104	112,242,457	$7,819,906	$3,597,621	$(9,864,995)	$59,356,136

Balances, December 31, 2018		15,000	$201,500	1,375,599,692	$67,916,302	109,788,936	$4,442,145	$4,977,300	$(26,504,819)	$51,032,428
Shares issued		-	-	23,181,019	5,500,000	-	-	-	-	5,500,000
Issued on acquisition of net assets of
Prismic Pharmaceuticals, Inc.		-	-	102,698,861	16,431,818	13,587,545	1,888,086	2,567,306	-	20,887,210
Share based payments	14	-	-	-	-	-	-	5,686,057	-	5,686,057
Stock options exercised	14	-	-	14,500,662	625,900	-	-	-	-	625,900
Value of stock options exercised	14	-	-	-	998,708	-	-	(998,708)	-	-
Warrant valuations		-	-	-	-			-	-	-
Warrants exercised		-	-	39,600	3,564	(39,600)	-	-	-	3,564
Value of warrants exercised		-	-	-	2,483	-	(2,483)	-	-	-
Adjustment for right to use asset		-	-	-	-	-	-	-	(243,818)	(243,818)
Net comprehensive loss for the period		-	-	-	-	-	-	-	(16,542,806)	(16,542,806)

Balances, June 30, 2019		15,000	$201,500	1,516,019,834	$91,478,775	123,336,881	$6,327,748	$12,231,955	$(43,291,443)	$66,948,535

The accompanying notes form an integral part of these unaudited consolidated interim financial statements

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

1. Corporate information and nature of operations

FSD Pharma Inc. ("FSD" or the "Company") was formed under the provisions of the Business Corporations Act (Ontario) (the "OBCA") on May 24 2018 as part of a transaction between FV Pharma Inc. (“FV Pharma”) and Century Financial Capital Group Inc. (“Century”) (note 4). On May 24 2018, the Company changed its name to "FSD Pharma Inc.". The head office of the Company is located at 520 William Street, Cobourg, Ontario, K9A 3A5.

The Class B Subordinate Voting Shares of the Company ("Class B shares") are posted for trading in Canada on the Canadian Securities Exchange (the “CSE”) under the trading symbol "HUGE", in the United States of America on the OTCQB under the trading symbol "FSDDF", and on the Frankfurt Exchange under “WKN: A2JM6M” and the ticker symbol “0K9".

FSD and FV Pharma are in the business of the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada).

FV Pharma received a licence under section 22(2) of the ACMPR on October 13 2017. The licence effectively permits FV Pharma to acquire marijuana plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing within the confines of its Cobourg facility only. On February 19, 2019, the Company announced that FV Pharma had received its Standard Processing Licence (the “Processing Licence”). According to Health Canada’s new Cannabis Act regulations, the Processing Licence is required for any facility that is processing more than the equivalent of 600 kg of dried flowers per year. On April 18, 2019, the Company received an amendment to its Processing Licence to allow it to supply and sell cannabis products to other holders of a licence for sale for medical purposes only. On June 21, 2019, the Company received a further amendment to its Processing Licence to authorize the sale of fresh cannabis and dried cannabis products to provincially and territorially authorized retailers and to holders of a licence for sale for medical purposes. The licences are valid until October 13, 2020.

2. Basis of presentation

These condensed consolidated interim financial statements (the "financial statements") are unaudited and have been prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), using accounting policies of International Financial Reporting Standards ("IFRS") and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC. These financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). Note 3 discloses IFRS 9 and IFRS 16 information for the period that is important to form an understanding of these financial statements.

As the acquisition of FV Pharma was treated as a reverse takeover (see note 4 – "Reverse Takeover Transaction") and that FV Pharma was not a reporting issuer prior to the acquisition date, prior period information has not been prepared on a basis consistent with the most recent interim information.

These financial statements are presented in Canadian dollars, which is also the Company's functional currency.

The financial statements were authorized for issue by the Board of Directors on August 29, 2019.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 6.

Going concern of operations

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company and the recoverability of amounts shown for property, plant and equipment is dependent upon the ability of the Company to obtain sufficient financing to complete the development of its facilities and extraction processes, and if they are proven successful, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

The amount shown for property, plant and equipment does not necessarily represent its present or future value. Changes in future conditions could require a material change in the amount recorded for property, plant and equipment.

These unaudited consolidated interim financial statements (the “financial statements”) have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Although the Company has a positive working capital position as at March 31 2019, it will need to raise additional capital in the near term to fund its ongoing operations and business activities. There is no assurance that such financings will be available on terms acceptable to the Company or at all. As a result of these circumstances, there are material uncertainties that cast significant doubt as to the appropriateness of the going concern presumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

Subsidiaries

These financial statements are comprised of the financial results of the Company and its subsidiary. A subsidiary is an entity over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Non-controlling interests in the equity of a subsidiary is shown separately in equity in the consolidated statements of financial position. As at June 30 2019, the Company had two wholly owned subsidiaries, being FV Pharma and FV Pharma (Quebec) Inc.

Foreign currency translation

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiary.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Basis of measurement

These financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss, which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

3. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts.

Property, plant and equipment

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statements of operations during the financial period in which they occurred.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in the statements of operations.

Depreciation is recognized in profit or loss and is based on the estimated useful lives of the assets is provided as follows:

Computers	30% declining balance
Furniture, fixtures and equipment	20% declining balance
Right to use asset	Present values
Facility and related	5-10% straight line basis
Land	Not amortized

The Company will commence depreciation on facility under development upon completion of its planned major expansion to the growing area and upon commencement of commercial production.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted, if appropriate.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by development or production. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through an amortization method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits.

The Company has no material restoration, rehabilitation and environmental costs as at December 31, 2018 and June 30, 2019.

Impairment of non-financial assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash- generating unit for which impairment testing is performed.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

An impairment loss is charged to profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.

The Company's common shares, options and warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of shares, warrants or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings/loss per share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of Class B shares issued and outstanding and all additional Class B shares that would have been outstanding, if potentially dilutive instruments were converted.

Share based payments

The fair value of equity-settled share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

The fair value is measured at the grant date and is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Charges to share purchase options that are forfeited before vesting are reversed from share-based payments reserve. For those share purchase options that expire or are forfeited after vesting, the amount previously recorded in share-based payments reserve is transferred to retained earnings or deficit.

Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

Investments

Purchases and sales of investments are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit or loss. At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements. Transaction costs are expensed as incurred in profit or loss.

The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in profit or loss.

The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith. The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly-traded investments:

1. Securities, including shares, options, and warrants that are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the reporting date or the closing price on the last day the security traded if there were no trades at the reporting date. These are included in Level 1.

2. Securities that are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2.

3. Warrants or options of publicly-traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. If no such market inputs are available or reliable, the warrants and options are valued at intrinsic value.

The amounts at which the Company’s publicly-traded investments could be disposed of may differ from carrying values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

Privately-held investments:

1. Securities in privately-held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3. Options and warrants of private companies are carried at their intrinsic value.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately-held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

• political changes in a country in which the investee company operates that, for example, reduce the corporate tax burden, permit operations where, or to an extent that, it was not previously allowed, or reduce or eliminate the need for permitting or approvals;

• receipt by the investee company of approvals, which allow the investee company to proceed with its project(s);

• important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

• political changes in a country in which the investee company operates that increases the tax burden on companies, that prohibit operations where it was previously allowed, that increases the need for permitting or approvals, etc.;

• denial of the investee company’s application for approvals that prohibit the investee company from proceeding with its projects;

• the investee company releases negative results;

• changes to the management of the investee company take place that the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;

• based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Inventory

Inventories of harvested cannabis, products for resale and supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the average cost basis. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest which becomes their deemed cost.

Biological assets

The Company’s biological assets consist of cannabis plants. With the exception of depreciation, which is directly expensed in the period and presented separately in the consolidated statement of operations, the Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The net unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of comprehensive income or loss of the related period. Seeds are measured at fair value.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

Recent accounting pronouncement adopted

Effective January 1, 2019, the Company has adopted the following new and revised standard, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

IFRS 16 – Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 – Leases, as well as some lease related interpretations. With certain exceptions for leases under twelve months in length or for assets of low value, IFRS 16 states that upon lease commencement a lessee recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the right-of-use asset is measured at cost less accumulated depreciation and accumulated impairment. Effective January 1, 2019, the Company adopted this standard using the modified retrospective approach.

For contracts entered into before January 1, 2019, the Company determined whether the arrangement contained a lease under IAS 17 Leases ("IAS 17") and its interpretive guidance. Prior to the adoption of IFRS 16, these leases were classified as operating or finance leases based on an assessment of whether the lease transferred significantly all the risks and rewards of ownership of the underlying asset.

Upon transition to the new standard, lease liabilities were measured at the present value of the remaining lease payments discounted by the Company's incremental borrowing rate as at January 1, 2019. Right-of-use assets and lease liabilities were recognized on the consolidated statement of financial position.

At transition, lease liabilities of $243,818 and right-of-use assets of $243,818 were recognized in the consolidated statement of financial position.

For contracts entered into subsequent to January 1, 2019, at inception of the contract, the Company assesses whether a contract is, or contains, a lease by evaluating if the contract conveys the right to control the use of an identified asset. For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted by any initial direct costs, and costs to dismantle and remove the underlying asset less any lease incentives. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. This replaced the previous requirement to recognize a provision for onerous lease contacts.

The lease liability is initially measured at the present value of lease payments to be paid subsequent to the commencement date of the lease, discounted either at the interest rate implicit in the lease or the Company's incremental borrowing rate. The lease payments measured in the initial lease liability include payments for an optional renewal period, if any, if the Company is reasonably certain that it will exercise a renewal extension option. The liability is measured at amortized cost using the effective interest method and will be remeasured when there is a change in either the future lease payments or assessment of whether an extension or other option will be exercised. The lease liability is subsequently adjusted for lease payments and interest on the obligation. Interest expense on the lease obligation is included in the consolidated statement of earnings.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases with a lease term of less than 12 months and low value assets and recognizes the lease payments associated with these leases as an expense on a straight- line basis over the lease term, as permitted by IFRS 16.

The Company reports its right-of-use asset as part of property, plant and equipment on the condensed consolidated interim statement of financial position. See note 12 for continuity schedule of the right-of-use asset.

Accounting Standards Issued But Not Yet Applied

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1 2020 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1, 2020; however, the Company has adopted these amendments effective with the June 30, 2019 reporting period concurrently with the acquisition of the net assets of Prismic Pharmaceuticals, Inc. (see note 5).

4. Reverse Takeover Transaction

Century and FV Pharma executed a definitive business combination agreement on March 9, 2018 (the "Definitive Agreement"), whereby FV Pharma would be combined with Century to continue the business of FV Pharma.

Under the terms of the Definitive Agreement, the Transaction was completed by way of a "three-cornered amalgamation" pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of the Century amalgamated with FV Pharma (the "Amalgamation"), and the amalgamated entity is now a wholly- owned subsidiary of the Company (the “Transaction”).

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

• Century amended its articles to: (i) amend and designate its outstanding common shares (the "Existing Century Shares") as Class B subordinate voting shares (the "Century Class B Shares"); and (ii) create a new class of Class A multiple voting shares (the "Century Class A Shares");

• holders of outstanding Class A common voting shares of FV Pharma (the "FV Class A Shares") received one (1) Century Class A Share for each one (1) FV Class A Share held;

• holders of outstanding Class B common non-voting shares of FV Pharma (the "FV Class B Shares" and, together with the FV Class A Shares, the "FV Shares"), including FV Class B Shares issued on conversion of the Subscription Receipts, received one (1) Century Class B Share for each one (1) FV Class B Share held; and

• all outstanding options to purchase FV Pharma Class B shares and options to purchase Century shares were exchanged, on an equivalent basis, for options to purchase Class B shares of the Company, and all outstanding warrants to purchase FV Pharma Class B Shares and warrants to purchase Century shares were exchanged, on an equivalent basis, for warrants to purchase Class B shares of the Company.

The Transaction has been accounted for as a "reverse takeover" as the issuance of shares to the former shareholders of FV Pharma resulted in the former shareholders of FV Pharma holding a majority of the issued and outstanding shares of the Company. Under this method of accounting, FV Pharma (the legal subsidiary) is deemed to the acquirer and Century (the legal parent) is deemed to be the acquired company.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

At acquisition date (May 24, 2018), a breakdown of the Transaction was as follows:

Amount ($)
Exchange of Class B shares	9,868,179
Exchange of stock options	25,725
Exchange of warrants	118,875
Total consideration paid	10,012,779
Cash	2,041,501
Sales taxes recoverable	23,545
Accounts payable	(44,058)
Net assets received	2,020,988
Listing expense	7,991,791

5. Acquisition of Prismic Pharmaceuticals, Inc.

The Company and Prismic Pharmaceuticals Inc. (“Prismic”), a US-based specialty R&D pharmaceutical company, entered into a securities exchange agreement dated April 22, 2019 (the “Agreement”), pursuant to which the Company agreed to acquire all of the outstanding securities of Prismic (the “Transaction”). The Transaction was closed on June 28, 2019.

Pursuant to the terms of the Agreement, the Company acquired all outstanding common and preferred shares of Prismic for an aggregate purchase price of US$17.5 million (being C$23,363,991 based on an exchange rate of US$1 to CAD$1.3351, which was satisfied by the issuance of an aggregate of 102,698,861 Class B subordinate voting shares in the capital of the Company (each, an “FSD Share”) at a deemed price of C$0.2275 (US$0.1704) per FSD Share representing the volume weighted average price of the FSD Shares on the CSE for the ten trading days prior to the execution of the Agreement. In addition, the Company agreed to assume up to US$4.0 million of outstanding Prismic liabilities on terms to be mutually agreed by the two companies, some of which may potentially be settled by the issuance of additional FSD Shares. Additionally, all of the outstanding Prismic stock options and warrants were exchanged into stock options and warrants exercisable into FSD Shares, with the number and exercise price of such securities adjusted in accordance with the Transaction’s exchange ratio. The FSD Shares issued to the Prismic shareholders were deposited into escrow at the closing of the Transaction and are subject to an 18-month staggered time escrow release.

At the Transaction date, the Transaction was treated as an asset purchase per IFRS 3 - Business Combinations at their fair values and a breakdown of the Transaction was as follows:

Amount ($)

Exchange of Class B shares	16,431,818
Exchange of stock options	2,567,306
Exchange of warrants	1,888,086
Total consideration paid	20,887,210

Cash	2,329
Prepaids	26,174
Trade and other payables	(2,007,748)
Convertible notes (a)	(1,727,484)
Short term notes (a)	(195,475)
Excess of liabilities over assets received	(3,902,204)

Intangible assets (b)	24,789,414

(a) These have all matured and are now due on demand.

(b) Represents in-process research and development projects.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

6. Critical accounting estimates and judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the reporting date and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The following are the critical judgments and estimate areas that have the most significant effect on the amounts recognized in the consolidated financial statements:

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory cost to estimated net realizable value.

Estimated useful lives and depreciation and amortization of property, plant and equipment

Depreciation and amortization of property, plant and equipment is dependent upon estimates of useful lives and the determination as to when an items of property, plant and equipment is ready for use, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based payments

In calculating the share-based payments expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk free interest rate are used. To calculate the share- based payments expense related to key employee performance milestones associated with the terms of an acquisition, the Company must estimate the number of shares that will be earned and when they will be issued based on estimated discounted probabilities.

Fair value of other investments not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to notes 6 and 10 for further details.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

Recognition of deferred taxes

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits, together with future tax planning strategies.

Restoration, rehabilitation and environmental obligations

Management's assumption of no material restoration, rehabilitation and environmental exposure, is based on the facts and circumstances that existed in the current and prior periods.

Contingencies

See note 21.

7. Financial instruments and risk exposures

Financial assets and financial liabilities were as follows:

		Assets/(liabilities) at
	Amortized	fair value through
	cost	profit/loss	Total
June 30, 2019	($)	($)	($)

Cash	9,843,824	-	9,843,824
Other investments	-	20,343,864	20,343,864
Trade payables and accrued liabilities	2,399,380	-	2,399,380
Convertible notes	1,727,484	-	1,727,484
Short term notes	195,475	-	195,475

		Assets/(liabilities) at
	Amortized	fair value through
	cost	profit/loss	Total
December 31, 2018	($)	($)	($)

Cash	21,134,930	-	21,134,930
Other investments	-	18,064,541	18,064,541
Trade payables and accrued liabilities	1,743,806	-	1,743,806

As at June 30, 2019, other investments totaling $3,760,634 (December 31 2018 - $1,798,040) were classified as Level 1 - quoted market value, $11,704,294 (December 31 2018 - $251,115) were classified Level 2 - valuation based on observable market inputs, and $4,878,936 (December 31 2018 - $16,058,386) were classified as Level 3 - valuation technique with non- observable market inputs, within the fair value hierarchy.

The Company’s activities expose it to a variety of financial risks: currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk. Risk management is carried out by the Company’s management with guidance from the Audit Committee. It is management’s opinion that the Company is not exposed to significant credit risk, currency or market risks arising from the financial instruments, except as described below.

Market price risk

The Company holds financial assets in the form of shares and warrants and options that are measured at FVTPL. The Company is exposed to market price risk on these financial assets.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

Sensitivity analysis

The Company believes the sensitivity to a plus or minus 1% change in interest rates would not have a significant impact on the reported net loss for the periods ended June 30, 2019 and 2018.

A 10% change in market prices related to the Company’s other investments would impact profit or loss by approximately $1,800,000 based on their estimated fair values at June 30, 2019. There were no other investments at June 30, 2018.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, or can only do so at excessive cost. The Company does not yet generate revenues from its principal operations and has been generating cash flows primarily from financing activities for the periods ended June 30, 2019 and 2018.

The following is an analysis of financial obligations based on their due dates:

			More than 5
	Less than 1 year	1-5 years	years	Totals
	($)	($)	($)	($)

June 30, 2019:
Trade payables and accrued liabilities	2,399,380	-	-	2,399,380
Convertible notes	1,727,484	-	-	1,727,484
Short term notes	195,475	-	-	195,475
Lease liability	40,937	182,019	-	222,956

December 31, 2018:
Trade payables and accrued liabilities	1,743,806	-	-	1,743,806

There have been no significant changes to the Company's liquidity risk management policies during 2019 and 2018. See note 2 for discussion of going concern risk.

Considering the available liquidity as at June 30, 2019, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at June 30, 2019 is considered high. The Company expects to address this risk by raising funds through external financing as needed (see note 2).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of the Company's cash is deposited with a highly-rated financial institution, and accordingly, management considers credit risk to be low. There have been no significant changes to the Company's credit risk management policies during 2019 and 2018.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all receivables. To measure the expected credit losses, receivables have been grouped based on shared credit risk characteristics and the days past due.

The Company's maximum exposure to credit risk is presented below. All receivables are current and are due within one year.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

		Liquidity by period
		More than 1
	Less than 1 year	year	Non-liquid	Totals
	($)	($)	($)	($)

June 30, 2019:
Cash	9,843,824	-	-	9,843,824
Sales tax recoverable	1,589,244	-	-	1,589,244

December 31, 2018:
Cash	21,134,930	-	-	21,134,930
Sales tax recoverable	982,663	-	-	982,663

8. Capital management

The Company manages its capital with the following objectives:

• to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

• to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves and deficit.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its business activities.

The Company’s capital management objectives, policies and processes have remained substantially unchanged during 2019 and 2018.

The Company is not subject to any externally imposed capital requirements.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

9. Inventory

The following is a breakdown of inventory at June 30, 2019:

	Capitalized	Biological asset	Carrying
	cost	fair value	value
	($)	adjustment	($)
		($)

Harvested cannabis
Work in process	712,908	62,015	774,923
Finished goods	80,125	-	80,125
	793,033	62,015	855,048

Hemp products
Raw materials	100,000	-	100,000
Work in process	-	-	-
Finished goods	-	-	-
	100,000	-	100,000
Balance, June 30 2019	893,033	-	955,048

There was no inventory as of December 31 2018.

During the three and six months ended June 30, 2019 and 2018, there was no impairment of inventory.

10. Biological assets

Biological assets consist of cannabis on plants. The changes in the carrying value of biological assets are as follows:

Values
($)

Balance, December 31, 2018	-
Capitalized costs	580,425
Change in fair value less costs to sell due to biological transformation	(29,673)
Transferred to inventory upon harvest	(320,802)

Balance, June 30, 2019	229,250

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight- line basis throughout the life of the biological asset from initial cloning to the point of harvest.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

		As at June 30, 2019
	Assumption	Input	10% change

[i]	Weighted average of expected loss of plants until harvest [a]	11%	2,779

[ii]	Expected yields for cannabis plants (average grams per plant)	84 grams of dry flower and 16 grams of dry trim	22,995

[iii]	Weighted average number of growing weeks completed as a percentage of total growing weeks as at period end	66%	22,995

[iv]	Estimated selling price (per gram) [b]	$6 for dry flower and $3.75 for dry trim	48,316

[v]	After harvest cost to complete and sell (per gram)	$3.20 for dry flower and $1.64 for dry trim	25,320

[a] Weighted average of expected loss of plants until harvest represents loss via plants that do not survive to the point of harvest. It does not include any financial loss on a surviving plant.

[b] The estimated selling price (per gram) represents the average contractual sales price for the Company’s various strains sold as recreational products or expected selling price in recreational and medical markets for strains with no contractual sales price.

There was no biological assets as at December 31, 2018.

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As of June 30, 2019, it is expected that the Company’s cannabis plants biological assets will yield approximately 109,044 grams of dry cannabis and 20,374 grams of dry trim when harvested.

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

11. Other investments

The Company currently holds interests in other companies related to the cannabis industry as follows:

	Fair value	Fair value	Change during
	June 30, 2019	March 31, 2019	period
	($)	($)	($)

Aura Health Inc. (a)	1,559,674	-	(1,440,326)
Cannara Biotech Inc. (b)	11,246,694	13,238,357	(1,991,663)
Clover Cannastrip Thin Film Technologies Corp. (c)	-	-	-
High Tide Inc. (d)	1,898,960	2,766,240	(867,280)
HUGE Shops (e)	1,300,000	1,300,000	-
SciCann Therapeutics Inc. (f)	1,999,991	1,999,991	-
Solarvest BioEnergy Inc. (g)	2,338,545	-	(161,455)

	18,005,319	19,304,588	(4,460,724)

The investment interests are being accounted for as portfolio investments at FVTPL as the Company has determined that does not exercise significant influence over the affairs of any of the investees.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the other investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

(a) Aura Health Inc.

On April 24, 2019, the Company entered into a share exchange agreement with Aura Health Inc. (“Aura”). Pursuant to the share exchange agreement, FSD acquired 13,562,386 common shares at $0.221 per share in the capital of Aura for a total value of $3,000,000 in exchange for the issuance of 13,181,019 Class B shares of the Company at $0.228 at a total value of $3,000,000. The shares have been classified as level 1 within the fair value hierarchy – quoted market price.

(b) Cannara Biotech Inc. (“Cannara”)

The Company’s investment in 85,003,750 Class B shares of Cannara are subject to an escrow arrangement with timed releases at various dates over a three-year period. Consequently, shares that are not subject to escrow are valued at market price and shares that are in escrow are subject to a discount rate. The valuation was based on a June 30, 2019 quoted market price of $0.16 per share, subject to an aggregate discount for the escrow conditions determined to be 19.23% ($2,353,906). This investment has been classified as level 2 within the fair value hierarchy

– valuation technique with observable inputs. The Company was a founder of Cannara and previously had common directors during 2018.

(c) Clover Cannastrip Thin Film Technologies Corp. (“Clover”)

On September 6, 2018, the Company subscribed for $1.5 million of equity units in a brokered private placement by Clover Cannastrip. In connection with that investment, on January 23, 2019, the Company entered into a licensing agreement with Pharmastrip, an entity represented to be an affiliate of Clover Cannastrip, whereby the Company would receive exclusive Canadian rights to certain technology intended to be used in the commercialization of cannabis-infused sublingual strips. Subsequently, the Company was informed that certain principals of Clover Cannastrip were the subject of Federal Trade Commission proceedings in the United States, and that the US-based owner of the licensed technology had been placed into receivership. As a result of the foregoing, it may be difficult or impossible for the Company to realize a return on its investment in Clover Cannastrip and to commercialize the licensed Pharmastrip technology. The Company has determined that a write down of the equity investment to $0 is appropriate in the circumstances and is also evaluating the legal remedies that may be available to it in regards to the foregoing. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

(d) High Tide Inc.

The investment includes 4,551,999 shares and 2,000,000 warrants. The fair value of the shares is based on the quoted market price of the shares at June 30, 2019 being $0.355 per share, or $1,615,960. The fair value of the associated warrants of $283,000 was based on the Black-Scholes model with the following assumptions: exercise price $0.75, risk free rate 1.56%, expected volatility 130%, expected life 1.42 years and expected dividend yield of 0%. The shares have been classified as level 1 within the fair value hierarchy – quoted market price, and the warrants have been classified as level 2 – valuation technique with observable market inputs.

(e) HUGE Shops

The investment includes 17,333,333 shares based on the December 2018 subscription price of $0.075 per share. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2019. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

(f) SciCann Therapeutics Inc.

The investment includes 117,647 shares based on the subscription price in May and October of 2018 of $17 per share. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2019. This investment has been classified as level 3 within the fair value hierarchy – valuation technique with non-observable inputs.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

(g) Solarvest BioEnergy Inc.

The investment consists of 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $2,400,000.. The fair value of the shares is based on the quoted market price of the shares at June 30, 2019 being $0.195 per share, or $585,000. The fair value of the associated warrants of $174,600 was based on the Black-Scholes model with the following assumptions: exercise price $0.25, risk free rate 1.52%, expected volatility 70%, expected life 1.85 years and expected dividend yield of 0%. The convertible debenture has a calculated present value of $$1,578,945 using the following assumptions: principal amount of $2,400,000, discount rate of 12%, 3% coupon rate and a term of 5 years. The shares have been classified as level 1 within the fair value hierarchy – quoted market price, the warrants have been classified as level 2 – valuation technique with observable market inputs, and the convertible debenture has been classified as level 3 within the fair value hierarchy – valuation technique with non- observable inputs.

12. Property, plant and equipment

On November 9, 2017, the Company purchased a plant which comprises the facility at 520 William Street, Cobourg, Ontario for $5,500,000. The facility was acquired for the purpose of producing medical cannabis pursuant to its cultivation license under the ACMPR. Further construction is required to prepare the facility for additional production capacity.

A continuity of property, plant, and equipment for the period ended June 30, 2019 and the year ended December 31, 2018 is as follows:

	Furniture,		Right to use	Facility and
	fixtures and
	equipment	Computers	asset	related	Land	Totals
	($)	($)	($)	($)	($)	($)

Cost:
Balance, December 31 2017	123,218	-	-	7,068,820	1,100,000	8,292,038
Additions	462,526	220,150	-	3,350,156	-	4,032,832
Balance, December 31 2018	585,744	220,150	-	10,418,976	1,100,000	12,324,870
Additions	233,982	73,183	-	4,630	-	311,795
Adoption of IFRS 16	-	-	243,818	-	-	243,818
Balance, June 30 2019	819,726	293,333	243,818	10,423,606	1,100,000	12,880,483

Accumulated depreciation:
Balance, December 31 2017	-	-	-	-	-	-
Depreciation for the year	117,149	66,045	-	-	-	183,194
Balance, December 31 2018	117,149	66,045	-	-	-	183,194
Depreciation for the period	70,258	34,093	24,382	148,714	-	277,447
Balance, June 30 2019	187,407	100,138	24,382	148,714	-	460,641

Carrying amounts:
At December 31 2018	468,595	154,105	-	10,418,976	1,100,000	12,141,676
At June 30 2019	632,319	193,195	219,436	10,274,892	1,100,000	12,419,842

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

13. Lease liability

The Company has entered into an office lease agreement to occupy office premises located at 8500 Leslie Street, Markham, Ontario for a five year period. The first term is from December 1 2018 to November 30 2020 at a base rent of $51,585 per annum payable in equal monthly instalments of $4,299, and years two and three are from December 1 2019 to November 30 2021 at a base rent of $51,585 per annum payable in equal monthly instalments of $4,299 each for year two and at $55,024 per annum payable in equal monthly instalments of $4,585 each for years three, four and five. All payments are due in advance on the first day of each calendar month during the term. As at June 30, 2019, the Company had paid a deposit of $8,960 equivalent to one month’s rent plus estimated maintenance, taxes and service charges. The Company uses a discount rate of 7.73% in determining present values of lease payments.

Values
($)

Lease liability, January 1, 2019	243,818
Interest expense	7,242
Lease payments	(28,103)
Lease liability, June 30, 2019	222,956

June 30, 2019
($)

Current lease liability	40,937
Non-current lease liability	182,019
222,956

14. Share capital and reserves

 Common shares summary

 The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value.

All shares are ranked equally with regards to the Company's residual assets.

Class A shares

The holders of Class A shares are entitled to 276,660 votes per share at meetings of the Company.

The following is a summary of changes in Class A share capital:

	Number of	Amount
Date	Shares	($)

Balance, December 31 2018 and 2017 and June 30 2019 and 2018	15,000	201,500

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

Class B shares

The following is a summary of changes in Class B share capital:

		Number of	Amount
Date		Shares	($)

December 31 2017	Balance	573,506,871	12,794,963
January 1 2018	1 for 1.33 share split (a)	189,257,267
March 9 2018	Private placement (b)	127,598,403	11,483,856
	Allocation to warrants		(546,539)
March 26 2018	Private placement (c)	31,536,454	2,838,281
March 26 2018	Finder’s fee (d)	31,848,048	2,866,324
March 28 2018	Private placement (e)	243,561,510	21,920,536
	Allocation to warrants		(1,044,329)
April 18 2018	Private placement (f)	12,457,936	1,121,214
May 8 2018	Private placement (g)	1,372,553	123,530
May 24 2018	Acquisition of Century Financial Group Inc. (h)	108,461,464	9,761,532
	Elimination of Century share capital		2,838,280

June 30 2018	Balance	1,319,600,506	57,602,104

December 31 2018	Balance	1,375,599,691	67,916,302
April 24 2019	Issued to Aura Health Inc. (i)	13,181,019	3,000,000
May 7 2019	Issued to Solarvest BioEnergy Inc. (j)	10,000,000	2,500,000
June 28 2019	Issued on acquisition of Prismic Pharmaceuticals, Inc. (k)	102,698,861	16,431,818
	Stock options exercised (l)	14,500,662	625,900
	Value of stock options exercised (l)	-	998,708
	Warrants exercised (l)	39,600	3,564
	Value of warrants exercised (l)	-	2,483

June 30 2019	Balance	1,516,019,833	91,478,774

On October 20, 2017, the Company performed a share split on the basis of 1.7 new Class B shares for each then-issued Class B share. On January 1 2018, the Company performed an additional share split on the basis of 1.33 new Class B shares for each then-issued Class B share. All share quantities and prices per share in these consolidated financial statements are reflected retrospectively on a post-split basis.

As at June 30, 2019, 144,923,686 of the outstanding Class B shares are subject to escrow conditions (December 31, 2018 - 84,449,652).

(a) Share split on the basis of 1.33 new Class B shares for 1 issued Class B shares.

(b) First tranche of a private placement, issuing 127,598,403 Class B shares at $0.09 share for aggregate gross proceeds of $11,483,856, paying commissions and corporate finance fees totaling $1,033,547 and issued 11,473,856 broker warrants having an exercise price of $0.09 per Class B share and a term to expiry of 2 years. The broker warrants were assigned a grant date value of $546,539 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.83%, and an expected maturity of 2 years.

(c) Non-brokered private placement, issuing 31,536,454 Class B shares at $0.09/share for aggregate proceeds of $2,838,281.

(d) Issuance of 31,848,048 Class B shares as finder’s fees.

(e) Second and final tranche of the private placement, issuing 243,561,510 Class B shares at $0.09/share for aggregate gross proceeds of $21,920,536 paying commissions and corporate finance fees totaling $1,972,848 and issued 21,914,385 broker warrants having an exercise price of $0.09 Class B share and a term to expiry of 2 years. The broker warrants were assigned a grant date value of $1,044,329 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.88%, and an expected maturity of 2 years.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

(f) Non-brokered private placement, issuing 12,457,936 Class B shares at $0.09/share for aggregate proceeds of $1,121,214.

(g) On May 8, 2018, FV Pharma closed a non-brokered private placement issuing 1,372,553 Class B shares at $0.09/share for aggregate proceeds of $123,530.

(h) Acquisition of FV Pharma Inc. by way of share exchange (see note 4).

(i) On April 24, 2019, the Company entered into a share exchange agreement with Aura Health Inc. (“Aura”). Pursuant to the share exchange agreement, FSD acquired $3 million worth of common shares in the capital of Aura in exchange for $3 million worth of Class B Shares. In addition to the share exchange agreement, Aura, through Pharmadrug Production GmbH ("Pharmadrug"), a company for which Aura Health is in the process of acquiring an 80% equity interest, and the Company, entered into (i) a consulting agreement, whereby Pharmadrug will assist the Company with obtaining euGMP certification at the Company’s existing facility; and (ii) a supply agreement, whereby Pharmadrug committed to purchasing Canadian produced cannabis product from FSD, provided that such product is saleable in the German market.

(j) Acquisition of interest in Solarvest BioEnergy Inc. (see note 11).

(k) Acquisition of the net assets of Prismic Pharmaceuticals, Inc. (see note 5).

(l) Stock options and warrants exercised during the periods.

Warrants:

The Company issued warrants in connection with private placements which are disclosed as a separate component of shareholders' equity.

The following table summarize changes in warrant balances from January 1, 2019 to June 30, 2019:

		Exercise					Closing
		Price	Opening
Issue Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance

Sep 15 2017	Sep 15 2022	0.0220	40,000,000	-	-	-	40,000,000
Oct 20 2017	Oct 20 2019	0.0376	2,405,970	-	-	-	2,405,970
Nov 1 2017	Nov 1 2019	0.0376	13,917,169	-	-	-	13,917,169
Nov 14 2017	Nov 14 2019	0.0376	10,559,154	-	-	-	10,559,154
Nov 21 2017	Nov 21 2019	0.0376	2,062,882	-	-	-	2,062,882
Dec 12 2017	Dec 12 2019	0.0376	217,974	-	-	-	217,974
Dec 29 2017	Dec 29 2019	0.0376	215,460	-	-	-	215,460
Jan 5 2018	Jan 5 2020	0.03	7,499,998	-	-	-	7,499,998
May 24 2018	May 24 2022	0.09	32,910,329	-	-	-	32,910,329

			109,788,936	-	-	-	109,788,936

Weighted average exercise price ($)			0.0471	-	-	-	0.0471

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

The following table summarize changes in warrant balances from January 1 2018 to December 31 2018:

		Exercise
		Price	Opening				Closing
Issue Date	Expiry Date	($)	Balance	Granted	Exercised	Expired	Balance

Sep 15 2017	Sep 15 2022	0.0220	40,000,000	-	-	-	40,000,000
Oct 20 2017	Oct 20 2019	0.0376	2,405,970	-	-	-	2,405,970
Nov 1 2017	Nov 1 2019	0.0376	15,629,229	-	(1,712,060)	-	13,917,169
Nov 14 2017	Nov 14 2019	0.0376	10,731,704	-	(172,550)	-	10,559,154
Nov 21 2017	Nov 21 2019	0.0376	2,153,882	-	(91,000)	-	2,062,882
Dec 12 2017	Dec 12 2019	0.0376	217,974	-	-	-	217,974
Dec 29 2017	Dec 29 2019	0.0376	215,460	-	-	-	215,460
Jan 5 2018	Jan 5 2020	0.03	-	7,499,998	-	-	7,499,998
May 24 2018	May 24 2022	0.09	-	37,715,938	(4,805,609)	-	32,910,329
Aug 8 2018	Aug 8 2019	0.13	-	2,250,000	(2,250,000)	-	-

			71,354,219	47,465,936	(9,031,219)	-	109,788,936

Weighted average exercise price ($)			0.0289	0.0824	0.0885	-	0.0471

The fair values of the associated warrants were estimated on their dates of issue using the Black-Scholes option pricing model as follows:

				Risk
				Free	Expected	Average	Expected
		Exercise	Market	Interest	Volatility	Expected	Dividend
		Price	Price	Rate	Range	Life	Yield	Fair Values
Grant Date	Expiry Date	($)	($)	(%)	(%)	(years)	(%)	($)

Sep 15 2017	Sep 15 2022	0.0220	0.0220	1.70	100	5	0	1,675,436
Oct 20 2017	Oct 20 2019	0.0376	0.0294	1.70	100	2	0	47,700
Nov 1 2017	Nov 1 2019	0.0376	0.0294	1.70	100	2	0	310,000
Nov 14 2017	Nov 14 2019	0.0376	0.0294	1.70	100	2	0	212,900
Nov 21 2017	Nov 21 2019	0.0376	0.0294	1.70	100	2	0	42,700
Dec 12 2017	Dec 12 2019	0.0376	0.0294	1.70	100	2	0	4,325
Dec 29 2017	Dec 29 2019	0.0376	0.0294	1.70	100	2	0	4,275
Jan 5 2018	Jan 5 2020	0.03	0.03	1.70	100	2	0	118,875
May 24 2018	May 24 2022	0.09	0.09	2.17	100	4	0	2,366,670
Aug 8 2018	Aug 8 2019	0.13	0.09	2.10	100	1	0	113,850

The weighted average remaining contractual life of the warrants outstanding at June 30, 2019 was 1.00 years (December 31 2018 – 1.41 years).

15. Share based payments

Stock option plan details

On January 5 2018, the Company adopted a stock option plan to govern the granting of stock options to its directors, officers, key employees, and consultants, to enable them to purchase Class B shares. Under the plan, the maximum number of options outstanding may not exceed 10% of the total number of shares outstanding on the grant date. In addition, the exercise price of an option granted under the plan cannot be less than the fair market value of a share on the grant date. Vesting conditions for shares issued under the plan shall be determined by the Board of Directors at the grant date.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

Stock options granted

The following table summarize changes in stock option balances from January 1, 2019 to June 30, 2019:

		Exercise
		Price	Opening			Expired /	Closing	Vested and
Grant Date	Expiry Date	($)	Balance	Granted	Exercised	cancelled	Balance	exercisable

Sep 17 2017	Sep 15 2022	0.022	40,000,000	-	(10,000,000)	-	30,000,000	30,000,000
Dec 23 2017	Dec 23 2019	0.025	500,000	-	(500,000)	-	-	-
Feb 25 2018	Feb 25 2023	0.09	1,000,000	-	-	-	1,000,000	1,000,000
Mar 28 2018	Mar 28 2023	0.09	2,500,000	-	-	-	2,500,000	2,500,000
Apr 9 2018	Apr 9 2023	0.10	6,667,000	-	(1,666,998)	-	5,000,002	3,333,333
Jun 12 2018	Jun 12 2023	0.09	5,000,000	-	(666,666)	-	4,333,334	4,333,334
Aug 15 2018	Aug 15 2023	0.13	3,000,000	-	-	-	3,000,000	3,000,000
Sep 10 2018	Sep 10 2023	0.74	40,000,000	-	-	-	40,000,000	-
Sep 15 2018	Sep 15 2023	0.60	2,000,000	-	-	-	2,000,000	2,000,000
Sep 26 2018	Sep 26 2023	0.71	1,000,000	-	-	-	1,000,000	333,333
Nov 12 2018	Nov 12 2023	0.44	3,000,000	-	-	-	3,000,000	3,000,000
Nov 15 2018	Nov 15 2023	0.43	250,000	-	-	-	250,000	250,000
Nov 26 2018	Nov 26 2023	0.28	2,500,000	-	-	(2,500,000)	-	-
Dec 15 2018	Dec 15 2023	0.295	100,000	-	-	-	100,000	100,000
Jan 14 2019	Jan 14 2024	0.375	-	100,000	-	-	100,000	100,000
Feb 13 2019	Feb 13 2024	0/275	-	100,000	-	-	100,000	100,000
Mar 15 2019	Mar 15 2024	0.26	-	100,000	-	-	100,000	100,000
Apr 12 1029	Apr 12 2024	0.25	-	1,100,000	-	-	1,100,000	700,000
Apr 14 2019	Apr 14 2024	0.235	-	100,000	-	-	100,000	100,000
May 14 2019	May 14 2024	0.235	-	100,000	-	-	100,000	100,000
May 29 2019	May 14 2023	0.25	-	500,000	-	-	500,000	500,000
May 29 2019	May 14 2024	0.25	-	45,750,000	-	-	45,750,000	23,750,000
Jun 12 2019	Jun 12 2024	0.25	-	6,000,000	-	-	6,000,000	3,000,000
Jun 13 2019	Jun 13 2024	0.19	-	100,000	-	-	100,000	100,000
Jun 28 2019	Jun 28 2024	0.013	-	7,153,092	-	-	7,153,092	-
Jun 28 2019	Jun 28 2024	0.027	-	3,269,128	-	-	3,269,128	-
Jun 28 2019	Jun 28 2024	0.053	-	749,800	-	-	749,800	-
Jun 28 2019	Jun 28 2024	0.065	-	2,181,918	-	-	2,181,918	-
Jun 28 2019	Jun 28 2024	0.067	-	179,952	-	-	179,952	-
Jun 28 2019	Jun 28 2024	0.08	-	3,700,263	-	-	3,700,263	-
Jun 28 2019	Jun 28 2024	0.089	-	839,776	-	-	839,778	-
			107,517,000	71,523,929	(14,500,662)	(2,500,000)	162,040,267	76,899,671

Weighted average exercise price ($)			0.3384	0.1973	0.0432	0.2800	0.3034	0.1601

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

The following table summarize changes in stock option balances from January 1 2018 to December 31 2018:

		Exercise
		Price	Opening			Expired /	Closing	Vested and
Grant Date	Expiry Date	($)	Balance	Granted	Exercised	cancelled	Balance	exercisable

Sep 17 2017	Sep 15 2022	0.022	40,000,000	-	-	-	40,000,000	40,000,000
Dec 23 2017	Dec 23 2019	0.025	1,450,000	-	(950,000)	-	500,000	500,000
Jan 5 2018	Jan 5 2023	0.05	-	29,000,000	(14,000,000)	(15,000,000)	-	-
Feb 25 2018	Feb 25 2023	0.09	-	1,000,000	-	-	1,000,000	1,000,000
Mar 22 2018	Mar 22 2023	0.09	-	1,000,000	(1,000,000)	-	-	-
Mar 28 2018	Mar 28 2023	0.09	-	2,500,000	-	-	2,500,000	2,500,000
Apr 8 2018	Apr 8 2023	0.09	-	15,000,000	(15,000,000)	-	-	-
Apr 9 2018	Apr 9 2023	0.10	-	10,000,000	(3,333,000)	-	6,667,000	3,333,333
Jun 12 2018	Jun 12 2023	0.09	-	9,000,000	(4,000,000)	-	5,000,000	5,000,000
Aug 15 2018	Aug 15 2023	0.13	-	3,000,000	-	-	3,000,000	3,000,000
Sep 10 2018	Sep 10 2023	0.74	-	40,000,000	-	-	40,000,000	-
Sep 15 2018	Sep 15 2023	0.60	-	2,000,000	-	-	2,000,000	2,000,000
Sep 26 2018	Sep 26 2023	0.71	-	1,000,000	-	-	1,000,000	333,333
Nov 12 2018	Nov 12 2023	0.44	-	3,000,000	-	-	3,000,000	3,000,000
Nov 15 2018	Nov 15 2023	0.43	-	250,000	-	-	250,000	250,000
Nov 26 2018	Nov 26 2023	0.28	-	2,500,000	-	-	2,500,000	-
Dec 15 2018	Dec 15 2023	0.295	-	100,000	-	-	100,000	100,000

			41,450,000	119,350,000	(38,283,000)	(15,000,000)	107,517,000	61,016,666

Weighted average exercise price ($)			0.0221	0.3274	0.0746	0.0500	0.3384	0.0864

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

The Company applies the fair value method of accounting for stock-based compensation awards. For valuation purposes, the fair values of options granted were estimated on their dates of grant using the Black-Scholes option pricing model and the following assumptions:

				Risk Free
				Interest	Expected	Average	Expected
		Exercise	Market	Rate	Volatility	Expected	Dividend
		Price	Price	(%)	Range	Life	Yield	Fair Values
Grant Date	Expiry Date	($)	($)		(%)	(years)	(%)	($)

Sep 17 2017	Sep 15 2022	0.022	0.0376	1.70	100	5	0	1,675,736
Dec 23 2017	Dec 23 2019	0.025	0.03	1.66	100	2	0	25,725

Jan 5 2018	Jan 5 2023	0.05	0.05	1.97	100	5	0	775,399
Feb 25 2018	Feb 25 2023	0.09	0.09	2.05	100	5	0	67,500
Mar 22 2018	Mar 22 2023	0.09	0.09	2.04	100	5	0	67,500
Mar 28 2018	Mar 28 2023	0.09	0.09	2.09	100	5	0	168,750
Apr 8 2018	Apr 8 2023	0.09	0.09	1.97	100	5	0	1,011,000
Apr 9 2018	Apr 9 2023	0.10	0.10	1.97	100	5	0	525,846
Jun 11 2018	Jun 11 2023	0.09	0.09	2.10	100	5	0	607,500
Aug 14 2018	Aug 14 2023	0.13	0.13	2.20	100	5	0	305,958
Sep 10 2018	Sep 10 2023	0.74	0.67	2.21	100	5	0	2,700,000
Sep 15 2018	Sep 15 2023	0.60	0.60	2.23	100	5	0	901,000
Sep 26 2018	Sep 26 2023	0.71	0.71	2.29	100	5	0	394,755
Nov 12 2018	Nov 12 2023	0.44	0.4375	2.41	100	5	0	986,100
Nov 15 2018	Nov 15 2023	0.43	0.43	2.30	100	5	0	80,775
Nov 26 2018	Nov 26 2023	0.28	0.285	2.29	100	5	0	524,250
Dec 15 2018	Dec 15 2023	0.295	0.295	2.01	100	5	0	22,110

Jan 14 2019	Jan 14 2024	0.375	0.375	1.91	100	5	0	28,082
Feb 13 2019	Feb 13 2024	0.27	0.27	1.80	100	5	0	20,200
Mar 15 2019	Mar 15 2024	0.26	0.26	1.60	100	5	0	19,419
Apr 12 2019	Apr 12 2024	0.25	0.235	1.64	100	5	0	191,103
Apr 14 2019	Apr 14 2024	0.235	0.235	1.64	100	5	0	17,558
May 14 2019	May 14 2024	0.235	0.235	1.59	100	5	0	17,550
May 29 2019	May 29 2023	0.25	0.215	1.48	100	4	0	71,236
May 29 2019	May 29 2024	0.25	0.215	1.48	100	5	0	7,067,233
Jun 12 2019	Jun 12 2024	0.25	0.20	1.40	100	5	0	859,289
Jun 13 2019	Jun 13 2024	0.19	0.19	1.35	100	5	0	14,160
Jun 28 2019	Sep 7 2035	0.013-0.089	0.16	1.39	100	0.98-16.21	0	2,567,305

The expected price volatilities were based on the average historic volatility of three similar companies, the historical price data for the Company is insufficient (based on the remaining life of the stock and compensation options), adjusted for any expected changes to future volatility due to publicly available information.

Options granted are accounted for by the fair value method of accounting for share-based payments. The Company records share-based payments expense over the vesting period and credits reserves for all options granted.

The amount of $5,686,057 (June 30, 2018 - $2,076,296) shown on the income statement as share based payments is as a result of options vested during the period

The expected volatility is based on management's estimate of the volatility in the Company's share price over the life of the options. The Company has not paid any cash dividends historically and does not have any plans to pay cash dividends in the foreseeable future. The risk-free interest rate is based on the yield of Canadian benchmark bonds with an equivalent term to maturity. The expected life of the options is based on management's estimate of the time that the options will be outstanding.

The weighted average remaining contractual life of the options outstanding at June 30, 2019 was 4.19 years (December 31 2018 – 4.33 years).

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

16. Related party transactions and balances

Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. Compensation to those individuals during the 6 month period ended June 30, 2019 included:

(a) The Company's President and a director received salary compensation of $137,500 (2018 - $437,500) and a car allowance of $9,000 (2018 - $9,000).

(b) The former President and Chief Executive Officer of FV Pharma Inc. received salary compensation of $96,250 (2018 - $496,250) and a car allowance of $4,500 (2018 - $9,000). He also received termination pay of $770,000 in 2019 as a retirement benefit.

(c) The Company’s Chief Financial Officer received the amount of $96,000 in management fees (2018 - $12,000), which fees were paid to a private company controlled by him.

(d) The current President of FV Pharma Inc. received salary compensation of $70,500 (2018 - $nil) and a car allowance of $2,400 (2018 - $nil).

(e) Certain independent directors of the Company are being remunerated at the rate of $40,000 per year with a Chairman of any committee of the Board receiving an additional $10,000 per year. For the period ended June 30, 2019, the Company's independent directors were paid the amount of $61,667 (2018 - $6,666), of which $43,333 is included in accounts payable. The amount is unsecured, non-interest bearing and due on demand.

(f) All directors and officers of the Company are eligible to participate in the Company’s stock option plan. During 2019 and 2018, certain directors and officers were granted options to purchase Class B shares of the Company, some of which were exercised and the remainder being held as at June 30, 2019. Aggregate stock option values as calculated by the Black Scholes option pricing model are disclosed in the table below.

(g) The Company’s former Chief Operating Officer received consulting fees of $16,667 (2018 - $50,000) and a car allowance of $nil (2018 - $2,250) during the period ended June 30, 2019, which were paid to a company controlled by him.

(h) The Company’s former Chief Financial Officer received consulting fees of $26,500 during the period ended June 30, 2018 and a car allowance of $1,500.

(i) Key management personnel compensation during the period is comprised of:

	June 30 2019	June 30 2018
	($)	($)

Salaries and benefits	1,319,443	251,750
Bonuses	-	700,000
Share based payments	4,021,830	-

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

17. Basic and diluted loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of Class B shares outstanding during the period.

	June 30 2019	June 30 2018

Loss attributable to Class B shareholders	$(16,542,806)	$(5,669,731)
Weighted average number of Class B shares	1,398,100,551	1,077,343,360
Basic and diluted loss per share	$(0.012)	$(0.005)

Weighted average number of Class B shares:
Balance, beginning of year	1,375,599,692	762,764,138
Effect of common shares issued during the period	22,500,859	314,519,222
Balance, end of period	1,398,100,551	1,077,343,360

The basic and diluted loss per share is the same as the outstanding options and warrants are anti-dilutive.

18. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada). As operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for net loss for the period also represent segment amounts. All of the Company's operations and assets are situated in Canada.

19. Restatement of prior reported results

During the prior period ended June 30 2018, the Company reported the amount of $14,749,048 of Listing Fees Expense in error, which resulted in a Net Loss from Operations for the six month period ended June 30 2018 in the amount of $20,033,635 and a Net Comprehensive Loss for the six month period ended June 30 2018 in the amount of $12,533,635. This amount has now subsequently been corrected to $7,885,144 (see note 4), which when applied to the June 30 2018 results, would result in a restated Net Loss from Operations of $13,169,731 and a Net Comprehensive Loss of $5,669,731.

Certain expenses incurred during 2018 have been restated to conform to the current period’s presentation with no changes in Net Loss from Operations and Net Comprehensive Loss.

20. Commitments

Management and consulting contracts

The Company is subject to certain management and consulting contracts with minimum commitments totaling approximately $250,000. These contacts also include the commitment to issue 1.6 million options or warrants, and under certain circumstances, 1 million Class B shares.

Supply Agreement with Canntab Therapeutics Ltd. and World Class Extractions Inc.

On February 12, 2019, the Company announced that it had entered into a three-way supply agreement with Canntab Therapeutics Ltd. (“Canntab”), World Class Extractions Inc. (“World Class”) (together the “Purchasers”) and a Supplier to purchase up to 1,000 kg of the Supplier’s 2018 organic hemp crop, for which the Company has already purchased a quantity with a value of $100,000, which amount has been recorded in its inventory. The Purchasers intend to extract CBD oil from the 2019-2024 organic hemp crops and process the oil into gel capsules and tablets at the Company’s facility in Cobourg. The anticipated purchase price for the 2019 crop is $1.0 million plus applicable taxes. Of this amount, $500,000 will be paid by the Purchasers as a loan to the Supplier in the form of equipment, to be paid back in the form of hemp.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

Pursuant to the Agreement, the Supplier granted the Purchasers the right and option to purchase up to $5.0 million of the Supplier’s hemp crop for a period of 5 years commencing in 2019 at a purchase price of $100 per kg per 1% of CBD extracted from the flower.

Canntab is a Canadian cannabis oral dosage formulation company based in Markham, Ontario, engaged in the research and development of advanced pharmaceutical-grade formulations of cannabinoids and trades on the Canadian Securities Exchange under the symbol PILL. World Class is understood to have developed a unique extraction process to produce quality, potent cannabis extracts using ultrasound to effectively produce extracts from cannabis and hemp and isolate essential compounds found in plant material.

21. Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Claims from suppliers

• A dismissed contractor commenced a lien action combined with a breach of contract action in Cobourg Superior Court in early 2019 claiming approximately $1.7 million in various purported damages, with a claim for lien component of $188,309 which claim was registered November 26, 2018. The Company is defending the action and has taken steps to obtain particulars and inspect documents of the plaintiff which remain unaddressed to date. The Company has paid monies into court totalling $235,387 to vacate the lien from title which funds stand as security for the lien claim and its costs in Cobourg Superior Court of Justice file no. CV-19-0002. As such, full provision for the lien claim and security for costs has been made; however, the 2019 breach of contract claim has not been provisioned as the Company intends to defend itself from this claim.

• A creditor issued a claim alleging non-payment of accounts totalling $73,007. The Company has filed a Notice of Intent to Defend and its Demand for Particulars. Legal proceedings continue and the ultimate outcome of the matter cannot be determined at this time. No provision has been recorded for this matter as at June 30, 2019.

Former employee

FSD Pharma Inc. hired an individual, by way of employment agreement dated November 11, 2018. The individual’s employment was subsequently terminated in the probationary period due to non-performance/cause on February 5, 2019. The individual retained legal counsel in or around February 15 2019 demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) breach of contract. To date, the former has not filed a claim, nor has FSD Pharma made any payments to him.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act. To date, the individual has not taken any further steps to advance the litigation or certify the class.

FSD PHARMA INC. Notes to Condensed Consolidated Interim Financial Statements (unaudited) June 30, 2019 and 2018 (Expressed in Canadian Dollars)

Auxly Cannabis Group Inc.

On March 3, 2018, FSD entered into a Definitive Strategic Alliance and Streaming Agreement (the “Agreement”) with Auxly Cannabis Group Inc. (“Auxly”). On February 6, 2019, the Company sent Auxly a Notice of Default, thereby terminating the Agreement effective immediately. Later that same day, Auxly sent a Notice of Default to the Company in response. To date, neither party has taken further steps.

To fund the development, Auxly purchased 7,500,000 Class B shares for the aggregate of $7,500,000 from the Company’s treasury by way of private placement, which funds were placed in trust to be spent on construction and development costs. The funds were placed in a trust account to be administered by Auxly. Due to the termination and subsequent negotiations, it is indeterminable at this point as to the amount, if any, of these funds will be released to the Company. As a result, the Company entered a provision for loss against the funds, which loss has been recognized in these consolidated financial statements. Should any funds be released to the Company, those amounts will be recognized in future periods as gains on recovery. No other provision has been recorded for this matter as at June 30, 2019.

22. Events that occurred subsequent to the reporting period

Letter of Intent with Solarvest BioEnergy Inc.

On February 5, 2019, the Company announced the signing of a non-binding letter of intent (“LOI”) with Solarvest BioEnergy Inc. (“Solarvest”). The parties intend to enter into a definitive agreement (the “Collaborative Research Agreement”), under which Solarvest would conduct research using its algal expression technology to develop pharma-grade cannabinoids (the “Project Cannabinoids”), the parties would make mutual investments into one another, and Solarvest would grant FSD Pharma an exclusive license over a subset of the Project Cannabinoids and certain royalty rights over all of the other Project Cannabinoids. This is in addition to the share exchange completed between the Company and Solarvest on May 7, 2019.

The Parties intend, within three days following the receipt of all necessary approvals of the Collaborative Research Agreement:

• FSD is to issue shares of FSD to Solarvest;

• Solarvest is to issue units of Solarvest to FSD; and

• Solarvest will issue a convertible debenture to FSD.

As at June 30, 2019, the Collaborative Research Agreement has not been finalized.